MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

July 30, 2024

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Registration Statement on Form N-1A for MFS Active Exchange Traded Funds Trust (the "Trust") on behalf of MFS Active Core Plus Bond ETF, MFS Active Growth ETF, MFS Active Intermediate Muni Bond Fund ETF, MFS Active International ETF, and MFS Active Value ETF (each a “Fund” and collectively the "Funds") (File Nos. 333-278691 and 811-23953)

Ladies and Gentlemen:

 On behalf of the Trust, this supplemental letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) received by letter dated May 14, 2024 (the “SEC Letter”), regarding the above-referenced Registration Statement (the "Registration Statement"), which was filed with the SEC on April 15, 2024. The Registration Statement was filed for the purpose of registering the Trust and registering the Funds as series of the Trust. For your convenience, each comment is included below, followed by the MFS Investment Management (MFS) response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the Registration Statement.

 As requested in the SEC Letter, we are concurrently filing a pre-effective amendment to the Registration Statement pursuant to Rule 472 under the Securities Act of 1933 incorporating disclosure changes in response to the comments provided by the SEC in the SEC Letter.

PROSPECTUS

General

1. Comment: Please advise whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The Staff may have additional comments.

 Response: The Trust has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement.

Securities and Exchange Commission

July 30, 2024

2. Comment: Please provide the name of the Funds’ independent registered public accounting firm in correspondence.

Response: The Trust’s Board of Trustees has appointed Ernst & Young LLP as the independent registered public accounting firm of each Fund.

MFS Active Core Plus Bond ETF

Fees and Expenses, page 2

3. Comment: Please bold the second sentence of the Fee Table preamble and move the third sentence to a footnote to “Other Expenses” as required by Item 3 of Form N-1A. This comment applies to all of the Funds.

 Response: The requested changes have been made for all Funds.

Principal Investment Strategies, page 3

4. Comment: Please add Principal Investment Strategies disclosure explaining the significance of the term “Plus” in the Fund’s name. Please disclose any parameters the Fund has with respect to the maturity or duration of its fixed income securities.

Response: The following disclosure will be added to the “Principal Investment Strategies” disclosure in the Summary and Statutory sections of the MFS Active Core Plus Bond ETF prospectus to explain the significance of the term “Plus” in the Fund’s name.

“The fund’s investment strategy is referred to as “Core Plus” because, in addition to investing in a core portfolio of investment grade quality debt instruments, MFS normally invests a portion of the fund’s assets in below investment grade quality debt instruments and/or emerging markets debt instruments.”

The Fund does not have specific parameters for the maturity and/or duration of the debt instruments in which it invests. As a result, no disclosure concerning maturity or duration parameters will be added to the Fund’s Principal Investment Strategies disclosure.

5. Comment: With respect to the statement that the Fund may invest in foreign securities, please disclose (1) any percentage limitations on foreign securities, (2) whether foreign securities may include emerging market securities, and (3) if foreign securities do include emerging market securities, please disclose how the Fund defines emerging markets. In this regard, we note that you reference foreign investments tied economically to emerging markets in your Foreign Risk disclosure. This comment applies to all of the Funds, other than the MFS Active International ETF.

 Response: Our responses to each component of the above comment regarding the Funds’ disclosure relating to foreign securities are set forth below.

Securities and Exchange Commission

July 30, 2024

(1.) With respect to all of the Funds, there is no maximum percentage that the Fund may invest in foreign securities. We believe the existing disclosure appropriately describes the Fund's principal strategies and the principal risks of investing in the Fund; therefore, we respectfully decline to amend this disclosure.

(2.) Emerging markets strategy and risk disclosure is included in a Fund’s prospectus if investing in emerging market securities is a principal investment strategy of the Fund. Currently, disclosure relating to investments in emerging market securities is included in the prospectus for the MFS Active International ETF. In addition, disclosure regarding investing in emerging markets as a principal investment strategy will be added for the MFS Active Core Plus Bond ETF.

(3.) The following disclosure describing emerging markets will be added for the MFS Active Core Plus Bond ETF and the MFS Active International ETF, each of which may invest in emerging markets as a principal investment strategy:

Principal Investment Strategies - Summary Section:

“Emerging markets are countries determined to have emerging market economies based on factors that demonstrate the country's financial and capital markets are in the development phase.”

Principal Investment Strategies - Statutory Section:

“Emerging markets are countries determined to have emerging market economies based on factors that demonstrate the country's financial and capital markets are in the development phase.  Emerging markets include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe.”

In addition, the Foreign Risk disclosure for MFS Active Growth ETF and MFS Active Value ETF, which do not invest in emerging markets as a principal investment strategy, will be revised as follows to remove the reference to emerging markets:

“Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, environmental, public health, and other conditions. These factors can make foreign investments, especially those tied economically to ~~emerging markets~~ countries with developing economies or countries subject to sanctions or the threat of new or modified sanctions, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.”

MFS Active Intermediate Muni ETF does not include Foreign Risk disclosure in its prospectus.

6. Comment: With respect to your derivatives disclosure, please identify the principal types of derivatives that the Fund intends to utilize, and tailor the disclosure specifically to how each such

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July 30, 2024

  instrument will be utilized in achieving the Fund’s objectives. Also, provide appropriate risk disclosure associated with each derivative type. See Barry Miller Letter to ICI (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). This comment applies to the MFS Active Intermediate Muni Bond ETF, as well.

Response: We believe that the Fund's derivatives disclosure is consistent with applicable SEC requirements and the guidance reflected in Barry Miller Letter to ICI dated July 10, 2010 (the "Derivatives Letter"). In particular, disclosure regarding the use of derivatives is only included in the principal investment strategies disclosure for those Funds that are likely to use derivatives as a principal investment strategy (i.e. the MFS Active Core Plus Bond ETF and the MFS Active Intermediate Muni Bond ETF). For those Funds that may use derivatives as a principal investment strategy, the prospectus includes (i) the derivative types that may be utilized, with the derivative type selected to implement an investment view at a given time varying based on factors such as current cost and market conditions, as well as (ii) principal risk disclosure describing the principal risks associated with such investments. In addition, the derivatives disclosure references the investment purposes for which the derivatives may be used, which is tailored to specific investment strategies within the MFS Funds complex.

Principal Risks, pages 3-4

7. Comment: Given your statement in the Principal Investment Strategies section that debt instruments may include mortgage-backed and other asset-backed securities, please add specific risk disclosure describing the risks of investing in these instruments.

Response: We believe the disclosure in the Principal Risks sections of the Fund's Prospectus, including the Fund's Credit Risk and Prepayment/Extension Risk disclosure, which include specific references to securitized instruments, adequately addresses the risks associated with investing in mortgage-backed securities. As a result, we do not believe it is necessary to add separate risk disclosure specific to mortgage-based securities. However, the Fund’s Credit Risk disclosure will be revised as follows to clarify that the reference to securitized instruments encompasses mortgage-backed securities.

“Credit Risk: The price of a debt instrument depends, in part, on the issuer's or borrower's credit quality or ability to pay principal and interest when due. The price of a debt instrument is likely to fall if an issuer or borrower defaults on its obligation to pay principal or interest, if the instrument's credit rating is downgraded by a credit rating agency, or based on other changes in, or perceptions of, the financial condition of the issuer or borrower. For certain types of instruments, including derivatives, the price of the instrument depends in part on the credit quality of the counterparty to the transaction. For other types of debt instruments, including mortgage-backed securities and other securitized instruments, the price of the debt instrument also depends on the credit quality and adequacy of the underlying assets or collateral as well as whether there is a security interest in the underlying assets or collateral. Enforcing rights, if any, against the underlying assets or collateral may be difficult.”

Securities and Exchange Commission

July 30, 2024

8. Comment: We note that you have included “Focus Risk” as a principal risk of investing in the Fund. If the Fund will have significant exposure to any industry, sector, country or region, please add specific Principal Investment Strategies and Principal Risk disclosure describing the industry, sector, country or region. This comment applies to all of the Funds.

Response: None of the Funds have a principal investment strategy of focusing on a specific industry, sector, country, or region. We believe that our current disclosure in the Principal Investment Strategies and Principal Risks sections of each Fund's prospectus appropriately discloses the principal investment strategies and principal risks of such Fund. However, industry, sector, country, or regional focus may occur as a result of the then-current investment opportunities identified by a Fund's portfolio managers pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular industry, sector, country, or region.

9. Comment: Please clarify in the filing why you state under Fluctuation of Net Asset Value and Share Price Risk that “[g]iven the nature of the relevant markets for certain of the fund's securities, shares may trade at a larger premium or discount to the NAV than shares of other ETFs.” This comment applies to all of the Funds.

 Response: The disclosure referenced above has been clarified as follows:

  “~~Given the nature~~Shares of the ~~relevant markets for certain of the fund's securities, shares~~fund may trade at a larger premium or discount to the NAV than shares of other ETFs that focus on other market segments or types of securities.”

10. Comment: Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares. This comment applies to all of the Funds.

Response: The Trust confirms that the securities underlying the ETFs will typically settle within a collateralized settlement system. Additionally, we note that each Fund’s prospectus includes the following disclosure in the “Principal Risks” section (emphasis added):

“Authorized Participant Risk: Only financial institutions authorized to transact daily with the fund (Authorized Participants) may engage in creation or redemption transactions directly with the fund, and Authorized Participants are not obligated to do so. The fund has a limited number of intermediaries that act as Authorized Participants. There are no obligations of market makers to make a market in the fund's shares or of Authorized Participants to submit creation or redemption orders for Creation Units. Decisions by market makers and/or Authorized Participants to reduce their role with respect to market making or creation and redemption activities during times of market stress, or a decline in the number of Authorized Participants due to decisions to exit the business,

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July 30, 2024

bankruptcy, or other factors, could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the fund's portfolio securities and the market price of fund shares. To the extent an Authorized Participant cannot or is otherwise unwilling to engage in creation and redemption transactions, and no other Authorized Participant creates or redeems shares in such transactions, shares of the fund may trade at a significant discount or premium to NAV and may face trading halts and/or delisting from the exchange.”

Performance Information, page 4

11. Comment: Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table. This comment applies to all of the Funds.

 Response: The anticipated “appropriate broad-based securities market index” to be used for each Fund in the Average Annual Total Returns table in the prospectus are provided in the table below. (Certain of the Funds may also disclose an additional index in the prospectus that more closely reflects the market segments in which the Fund invests.)

Fund	Broad-Based Index
MFS Active Core Plus Bond ETF	Bloomberg U.S. Aggregate Bond Index
MFS Active Growth ETF	Russell 3000 Index
MFS Active Intermediate Muni Bond ETF	Bloomberg Municipal Bond Index
MFS Active International ETF	MSCI All Country World Index (ACWI) ex-US Index
MFS Active Value ETF	Russell 3000 Index

Investment Objective, page 5

12. Comment: Please consider disclosing the number of days' notice that will be provided should the investment objective change. This comment applies to all of the Funds.

Response: We respectfully decline to make the requested change given that such disclosure is not required under Form N-1A. We confirm supplementally that our general practice is to provide shareholders with sufficient notice prior to a change in a Fund’s investment objective.

Principal Investment Strategies, page 5

13. Comment: Please consider adding an ESG specific risk. This comment applies to all of the Funds.

Securities and Exchange Commission

July 30, 2024

Response: As indicated in each Fund’s Item 9 of Form N-1A Principal Investment Strategies disclosure, MFS may consider ESG factors in its fundamental investment analysis when it believes that ESG factors could materially impact the economic value of an issuer.  Investing based on ESG considerations is not a principal investment strategy of the Fund and MFS does not seek to invest a certain percentage of the Fund's assets in issuers that meet certain ESG goals, nor does MFS screen out certain types of investments based solely on ESG factors. The disclosure referenced above is part of the explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in each Fund's Item 9(b)(2) disclosure, investments for the Funds are selected primarily based on fundamental analysis. The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis in the same manner as other factors with the potential to materially impact the economic value of an issuer.  We believe that adding ESG-specific risk disclosure may confuse investors by overstating the role ESG factors play in the investment process. Rather, we believe the current Investment Selection Risk disclosure addresses the risks associated with MFS’ investment analysis and selection of investments on behalf of the Funds, including the risk that MFS’ consideration of a specific factor (financial or non-financial) may result in the Fund underperforming the markets in which it invests. Based on the foregoing, we do not believe it is appropriate to add ESG-specific risk disclosure.

14. Comment: Please disclose the primary quantitative screening tools that MFS may consider when buying and selling investments for the Fund. This comment applies to all of the Funds.

Response: We believe that the Funds’ current prospectus disclosure represents a plain English description of the factors evaluated by the quantitative screening tools. For example, the Item 9 disclosure for the MFS Active Growth ETF describes the quantitative screening tools as evaluating “an issuer’s valuation, price and earnings momentum, earnings quality, and other factors.” We believe that adding additional detail referencing the actual screening tools themselves would not provide helpful information to shareholders. As a result, we respectfully decline to amend the disclosure.

MFS Active Growth ETF

Principal Investment Strategies, page 5

15. Comment: If the Fund will use preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts, and depositary receipts for such securities as part of its principal investment strategies, please add appropriate Item 4 strategy and risk disclosure. The disclosure provided in response to Items 4(a)(1) of Form N-1A should be based upon the disclosure provided in response to Item 9(b) of Form N-1A. This comment applies to the MFS Active International ETF and MFS Active Value ETF, as well.

 Response: The Item 4 Principal Investment Strategy disclosure for MFS Active Growth ETF and MFS Active Value ETF will be revised as follows:

Securities and Exchange Commission

July 30, 2024

“MFS normally invests the fund’s assets primarily in ~~equity securities~~ common stocks. ~~Equity Securities include~~ Common stocks are equity securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.”

  In addition, the Item 4 Principal Investment Strategy disclosure for MFS Active International ETF will be revised as follows:

“MFS normally invests the fund’s assets primarily in foreign ~~equity~~ securities, including emerging market ~~equity~~ securities.

MFS normally invests the fund’s assets primarily in ~~equity securities~~ common stocks and depositary receipts. ~~Equity Securities include~~ Common stocks and depositary receipts are equity securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.”

MFS Active Intermediate Muni Bond ETF

Principal Investment Strategies, page 3

16. Comment: With respect to your statement that “MFS may invest 25% or more of the fund’s total assets in municipal instruments that finance similar types of projects, such as those relating to education, healthcare, housing, utilities, water, or sewers,” please consider whether it would be appropriate to add specific Principal Risk disclosure about these sectors.

Response: We believe that the Fund’s current prospectus Principal Investment Strategies and Principal Risks disclosure is appropriate in describing how the Fund invests and the related risks. Although investing in a particular sector is not a principal strategy for the Fund, it is possible that the Fund’s investment strategy may from time-to-time result in the Fund having more than 25% of its assets invested in municipal instruments that finance similar types of projects.

 We note the inclusion of the following Principal Risk disclosure in the Fund’s “Summary of Key Information,” which we believe is responsive to the above comment number 16 (emphasis added):

“Municipal Risk: The price of a municipal instrument can be volatile and significantly affected by adverse tax changes or court rulings, legislative or political changes, changes in specific or general market and economic conditions and developments, and the financial condition of municipal issuers and insurers. Because many municipal instruments are issued to finance similar projects, conditions in certain industries can significantly affect the fund and the overall municipal market. Municipal instruments may be more susceptible to downgrades or defaults during economic downturns or similar periods of economic stress, which in turn could affect the market values and marketability of many or all municipal obligations of issuers in a state, U.S. territory, or possession.”

Securities and Exchange Commission

July 30, 2024

MFS Active International ETF

Principal Investment Strategies, page 3

17. Comment: Given that the Fund does not have an 80% policy, please remove the sentence stating that “[f]or purposes of the fund's 80% policy, net assets include the amount of any borrowings for investment purposes,” or disclose an 80% policy.

 Response: The statement referencing the Fund’s 80% policy has been deleted.

MFS Active Value ETF

Principal Investment Strategies, page 3

18. Comment: If the Fund may borrow for investment purposes, please add a statement as you have with respect to the other Funds with 80% policies, that “for purposes of the fund's 80% policy, net assets include the amount of any borrowings for investment purposes.”

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Contractual Arrangements, SAI page 2

19. Comment: Please revise the disclosure to state that the limitations described in the section do not apply to rights conferred by federal or state securities law.

 Response: The applicable disclosure in the SAI section titled “Contractual Arrangements” has been revised as follows:

  “Unless expressly stated otherwise, shareholders of the Fund are not parties to, or intended beneficiaries of, these contractual arrangements, and these contractual arrangements are not intended to create any shareholder right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund, other than any rights conferred explicitly by federal or state securities laws that may not be waived.”

Distribution Fees, SAI page 6

20. Comment: Please revise the second to last sentence of this section as it appears to be missing some disclosure.

 Response: We have deleted the referenced sentence.

Description of Shares, Voting Rights, and Liabilities, SAI page 24

Securities and Exchange Commission

July 30, 2024

21. Comment: Please disclose in each prospectus what you state in the third to last paragraph, i.e. that “[t]he Trust’s Declaration of Trust provides that shareholders may not bring suit on behalf of the Fund without first requesting that the Board bring such suit unless there would be irreparable injury to the Fund or if a majority of the Board (or a majority of the Board on any committee established to consider the merits of such action) have a personal financial interest in the action.” Please also disclose here and in each prospectus that the provision does not apply to claims arising under the federal securities laws.

 Response: MFS is not aware of any requirement in Form N-1A to include the referenced disclosure in the prospectus. We therefore respectfully decline to amend the Fund’s prospectus to include the referenced disclosure.

  In response to the second part of the Staff’s comment, we have amended the referenced disclosure on page 24 of the SAI to add the following disclosure:

  “This provision of the Declaration of Trust does not apply to claims arising under federal securities laws.”

22. Comment: Please disclose in each prospectus the forum location requirement described in the last paragraph of this section, as well as the risk of the requirement, i.e., that shareholders may have to bring suit in an inconvenient forum.

 Response:  MFS is not aware of any requirement to include the referenced disclosure in the prospectus. As such, we respectfully decline to amend the referenced disclosure.

APPENDIX I – INVESTMENT RESTRICTIONS

23. Comment: Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

 Response: MFS is not aware of any SEC requirement to look through to underlying funds when monitoring a fund’s industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Funds. We therefore respectfully decline to amend each Fund’s industry concentration limitation disclosure.

24. Comment: The concentration policy does not discuss the trust's policy with reference to groups of industries per Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Item 16(c)(1)(iv) of Form N-1A. Please revise to do so.

Response: We believe that the Trust’s restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. No Fund has a policy to

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July 30, 2024

 concentrate its investments in any particular industry or group of industries; rather, each Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the

Fund will not “purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry.”

 Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1) nor Item 16(c)(iv) of Form N-1A, require a fund to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in Section 8(b)(1)(E) of the 1940 Act indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. We therefore respectfully decline to amend the referenced disclosure.

25. Comment: Please note that with respect to the MFS Active Intermediate Muni Bond ETF, the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response: We maintain that the existing disclosure regarding the MFS Active Intermediate Muni Bond ETF’s concentration policy satisfies Section 8(b)(1)(E) of the 1940 Act, N-1A Item 16(c)(1)(iv), and the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”), and we are unaware of any requirement under the 1940 Act, the rules promulgated thereunder, or Form N-1A that requires this clarification.

APPENDIX N – INDEX PROVIDER INFORMATION

26. Comment: It is unclear why you have included this appendix. Please explain or revise.

 Response: We have included “Appendix N – Index Provider Information” in the SAI in order to comply with certain contractual requirements contained in MFS’ agreements with various index providers.

PART C – OTHER INFORMATION – Item 28. Exhibits

27. Comment: Please note that the Legal Opinion and Consent of Counsel to be filed by amendment should be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Securities and Exchange Commission

July 30, 2024

 Response: We confirm that the Legal Opinion and Consent of Counsel to be filed by amendment will be consistent with Staff Legal Bulletin No. 19.

28. Comment: Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

 Response: We confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

29. Comment: Regarding Item 35 – Undertakings, please revise or explain in correspondence why the undertaking is not necessary for this initial registration statement.

 Response: We note that the Trust will raise its initial capital pursuant to Section 14(a)(1) of the 1940 Act as opposed to Section 14(a)(3) of the 1940 Act. As a result, we do not believe the Trust is required to provide an undertaking under Item 35 of Form N-1A.

30. Comment: Please revise Section 2(a) of Article XIV of Exhibit 99(b)(2) Amended and Restated By- Laws to state that the provision does not apply to claims arising under the federal securities laws.

 Response: The requested change will be made prior to the commencement of operations of the Funds.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ BRIAN E. LANGENFELD

Brian E. Langenfeld

Vice President and Managing Counsel

MFS Investment Management